June 14, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: John Dana Brown, Office of Transportation and Leisure

   Re: X Rail Enterprises, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 14, 2017
           CIK No. 0001697935

Ladies and Gentlemen:

        On behalf of X Rail Enterprises, Inc. (the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Staff") in connection with the above referenced submission as set forth in the comment letter of March 13, 2017.

General

1.	We note that your shares are presently quoted on the OTC Pink marketplace. We do not consider this to be an existing trading market for purposes of the disclosure required by Item 501(b)(3) of Regulation S-K. As such, please revise the cover page and throughout the prospectus to disclose a fixed price for the duration of the offering.

Response:

The cover page and the registration statement throughout have been revised to disclose that the selling stockholders will offer their respective shares at a fixed price of $1.00 per share until the Company's common stock is quoted on the OTCQB, and thereafter, at prevailing market prices or privately negotiated prices

2.	We note that you and Ascendiant Capital Partners LLC have entered into an equity line agreement. To the extent that you plan to file an equity line registration statement in the future please be advised that the accommodation permitting the resale offering of shares to be issued under an equity line agreement is not available where there is no existing public market for the shares being offered. We do not view stock quotations on the OTC Pink marketplace as an existing public market for this purpose.

Response:

The references to the agreement with Ascendiant have been removed, as the agreement with Ascendiant has been terminated and the Company has no current plans to file an equity line registration statement.

3. Please clarify the status of any agreements with Amtrak, BNSF, and Union Pacific. You state on page 4 that you have entered in to an agreement with Amtrak, but elsewhere it appears that you do not yet have an executed agreement with Amtrak. On page 5 you refer to "[y]our Class I railroad partners (Union Pacific Railroad Company and BNSF Railway)." If you do not have executed agreements with these companies please revise that statement accordingly. On page 17 you state that "[t]hat agreement has been conceptually agreed to by the parties and is in the legal departments pending review and approval." Please clarify whether the parties you refer to include Amtrak, BNSF, or Union Pacific.

Response:

The registration statement has been revised to clarify that the Company has not yet entered into any agreements with Amtrak, BNSF, or Union Pacific.

4. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company's behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, in accordance with the Staff's comment. Enclosed herewith are such written communications that have been used to date.

5. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response:

The financial statements have been updated in accordance with Rule 8-08 of Regulation S-X.

6. Please provide us your analysis as to whether you are a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act of 1933 as a company whose "business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person." We note, for example, that you have not had any operations for a number of years and your business plan is to seek acquisitions in the short line passenger and freight business. To the extent you believe you are a blank check

company please revise to disclose your status as a blank check company and in an appropriate place in your filing provide details regarding compliance with Rule 419 in connection with any offering of your securities.

Response:

The Company is not a "blank check" company under Section (a)(2) of Rule 419. Rule 419 provides that a blank check company is one that "has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person". The Company has a specific business plan, to, among other things, operate the X Train rail service between Los Angeles and Las Vegas, as well as a currently active business, including, as disclosed in the registration statement, since January 2017, the X Wine Railroad division, through which, since January 2017, it has operated the "X Wine Railroad service from LA Union Station to Santa Barbara California". The Company generated revenue from its operations in the quarter ended March 31, 2017.

7.	Please remove the headings "Part III" and "Part IV" as these do not conform to the requirements of Form S-1 and may indicate that these sections are not part of the prospectus.

Response:

The headings have been removed.

8.	Please tell us when each of your officers and directors acquired his or her common shares that are being offered for resale in this registration statement.

Response:

Michael Barron acquired his shares being offered in December 2015 and February 2016. Wayne Bailey acquired his shares being offered in September 2015. Joseph Cosio-Barron acquired his shares being offered in February 2016. Louis Schillinger acquired his shares being offered in February 2016 and March 2016. Don Adams acquired his shares being offered in February 2016 and March 2016. Huliang Teng acquired his shares being offered in February 2016 and March 2016.

Prospectus Cover Page

9.	Please revise the prospectus cover page to reference the correct page number on which the risk factors section begins.

Response:

The prospectus cover page has been revised to reference the correct page number in accordance with the Staff's comment.

Summary, page 2

Company, Overview, page 2

10.   Please explain your statement here that you plan to "pursue acquisition targets in this space," including how acquisitions in the freight business relate to your plan to operate passenger trains. Also provide a separate risk factor addressing, if true, that your business plan is contingent upon an acquisition of another company or companies. Explain how your plan of operations may be affected if none of your acquisition plans materialize. In addition, in your Description of Business section you state that three short line passenger and freight business are currently under consideration. Please tell us if you have signed a memorandum of understanding or entered into any acquisition contracts at this time.

Response:

The reference to pursuing acquisition targets has been removed.

Risk Factors, page 3

11.   Please add a separately captioned risk factor identifying risks to shareholders related to your equity line agreement with Ascendiant Capital Partners LLC. Discuss the significant price discount at which you would sell shares to Ascendiant Capital Partners LLC and the number of shares that could be issued pursuant to the agreement based on the current price of your stock. Discuss the dilutive effect and impact on market price from selling shares at a discount and from the resales of these securities to the public.

Response:

The equity line agreement with Ascendiant has been terminated and thus no risk factor is appropriate.

We will need to raise additional capital to fund our business, page 3

12.   Discuss the estimated amount of additional capital you will be required to raise to fund your plan of operations for the next twelve months.

Response:

The risk factor has been revised to disclose the amount of additional capital the Company estimates it will be required to raise to fund its plan of operations for the next 12 months.

Shares eligible for future sale may adversely affect the market, page 8

13.   Please disclose the number of shares underlying Mr. Barron's A-2 convertible preferred stock and the number of shares issuable pursuant to convertible debt and warrants.

Response:

Mr. Barron's shares of A-2 convertible preferred stock were returned to the Company for cancellation and thus there are no shares of Series A-2 convertible preferred stock outstanding. The risk factor has been revised to disclose the number of shares issuable pursuant to convertible debt and warrants.

4

We are an "emerging growth company," page 9

14.   Please disclose your election under Section 107(b) of the Jobs Act. If you elect to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act, include a statement that the election is irrevocable.

Response:

The risk factor has been revised to disclose the Company's election to take advantage of the extended transition period allowed under the Jobs Act.

Selling Stockholders, page 9

15.   Please revise the first paragraph in this section to clarify how many shares the selling shareholders are offering.

Response:

The first paragraph has been revised clarify how the many shares the selling shareholders are selling.

16.   If any of the shares being offered for resale were or will be issued pursuant to an equity line agreement please remove those shares

from the selling stockholder table. Shares issued in an equity line cannot be registered during the company's initial public offering. We note for example shares being offered for resale by Ascendiant Capital Partners LLC.

Response:

The agreement with Ascendiant has been terminated, and no shares are being offered pursuant to an equity line agreement.

Description of Business, page 13

17.   Please revise your disclosure to include the material terms of your agreement with Ascendiant Capital Partners. Additionally, if this is not an arrangement for indebtedness consider referring to this as an "equity line" instead of an "equity line of credit."

Response:

The agreement with Ascendiant Capital Partners has been terminated and the reference to it has been removed.

18.   Please include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan.

Response:

A plan of operations has been added in accordance with the Staff's comment.

Las Vegas Railway Express (Casino Fun Trains), page 14

19.   Please clarify what services, if any, Las Vegas Railway Express, Inc. will perform, what property Las Vegas Railway Express, Inc. owns that will be used in your operations, and what revenues, if any, Las Vegas Railway Express, Inc. will generate other than the 5% royalty.

Response:

The registration statement has been revised to clarify that Las Vegas Railway Express, Inc. will not perform any services, that the only property Las Vegas Railway Express, Inc. owns that will be used in the Company's operations is the X Train brand name, and that the only revenues, if any, Las Vegas Railway Express, Inc. will generate is the 5% royalty.

Overview, page 17

| 20. | We note the statement "during the development period for the Los Angeles to Las Vegas route, the company became visible in the press." If you are referring to Las Vegas Railway Express, Inc., which is a separate entity from you, please clarify. If that is not the case please further clarify your history here and on page 14. |

Response:

This statement has been removed from the prospectus.

Executive Compensation

Annual Compensation, page 22

| 21. | We note your disclosure in Note 7 to your financial statements for the period ended September 30, 2016 that during the year ending December 31, 2015 you issued an aggregate of 4,000,900 shares of common stock as compensation and during the same time period issued 2,500,000 shares to Michael Barron, 10,000,000 shares to Wayne Bailey, 740,000 shares to Bobbie Dragon and 644,000 to members of the Board. We also note your disclosure that during the year ended December 31, 2015 you issued 2,500,000 shares to Michael Barron and Wanda Witoslawski, officers of the Company for the purchase of railcars. Please revise your Executive Compensation section to disclose all compensation paid to your officers and directors for all services rendered in all capacities to the registrant and its subsidiaries or advise. Refer to Item 402 of Regulation S-K. |

Response:

The summary compensation table has been revised in accordance with the Staff's comment.

Security Ownership of Certain Beneficial Owners and Management, page 25

| 22. | Please reconcile references to outstanding Series A preferred stock in footnotes 3 and 5 with the statement on page 23 that there are 0 shares of Series A Preferred Stock outstanding. |

Response:

There are no shares of preferred stock outstanding. Two outstanding shares of Series A-2 Preferred Stock were returned to the Company for cancellation effective March 14, 2017. The registration statement has been revised accordingly.

23.	Please tell us why the table shows Mr. Barron having only 18.71% ownership. It appears from the description of Series A-2 Preferred Stock on page 23 that his two shares of Series A-2 Preferred Stock are convertible into four times the number of shares of common stock and Series A Preferred Stock outstanding and bear the same number of voting rights as would be obtained from the conversion to common stock. Please tell us why this does not result in his beneficial ownership percentage being approximately 84%. Additionally, revise the risk factor "A large percentage of our stock is owned by relatively few people, including officers and directors" on page 7 as appropriate.

Response:

Michael Barron returned the two outstanding shares of Series A-2 Preferred Stock to the Company for cancellation effective March 14, 2017, and there are no currently no shares of Series A-2 Preferred Stock outstanding. The registration statement has been revised accordingly.

Item 11. Certain Relationships and Related Transactions and Director Independence

24.	Please revise this section to include all related party transactions during the last fiscal year. For example, we note in Note 9 to your financial statements for the period ended September 30, 2016 that that Wanda Witoslawski holds a promissory note of $55,994. In addition, with respect to all related person transactions involving Las Vegas Railway Express, Inc., name each related person and state their positions or relationships with, or ownership in, Las Vegas Railway Express, Inc.

Response:

The certain relationships and related transactions section has been revised in accordance with the Staff's comment.

Item 12. Principal Accountant Fees and Services

25.	It does not appear that you have filed a Form 10-K in fiscal year 2015 or 2014. Please remove references to "Company's Forms 10-K" or advise.

Response:

This section has been removed.

<u>Signatures</u>

26.   Please tell us why you have included the first Signatures section that references Securities Exchange Act of 1934.

The section has been removed.

<u>Item 15. Recent Sales of Unregistered Securities, page 45</u>

27.   Please disclose the person or persons who received common stock issued "for services." Refer to Item 701 of Regulation S-K.

The registration statement has been revised to disclose the persons who received common stock for services in accordance with the Staff's comment.

<u>Response</u>:

28.   Please refer to Note 7 on page 40 and disclose all sales of unregistered securities during the past three years. Refer to Item 701 of Regulation S-K.

All unregistered sales for the past 3 years have been disclosed in the accordance with the Staff's comment.

<u>Item 16. Exhibits, page 46</u>

29.   Please file a list of your subsidiaries as an exhibit to your registration statement. Refer to Item 601(b)(21) of Regulation S-K. We note a reference to your subsidiaries on page 2.

<u>Response</u>:

The exhibit has been added as Exhibit 21.

30.   Please file the following agreements as exhibits to your registration statement or tell us why you believe the respective agreement is not material to you:

- Term Sheet with Ascendiant Capital Partners entered into on October 30, 2015 and disclosed in the Summary Section. We note that the term sheet filed as Exhibit 10.1 is dated March 18, 2014;
- Agreement with BGR Government Affairs, LLC described in Note 10 to the financial statements for the period ended September 30, 2016;

●Share exchange agreement with Las Vegas Railway Express, Inc. disclosed on page 45; and

●Amtrak haulage agreement disclosed on page 4.

Response:

The Ascendiant agreement has been terminated and thus will not be filed. The registration statement has been revised to clarify that there is no agreement with Amtrak. The agreement with BGR Government Affairs, LLC has been added as an exhibit. A form of the share exchange agreement has been filed.

Exhibit 10.4

31.	Please amend to include all exhibits to the Master Service Agreement and License Agreement including Exhibits A, B, C, and D.

Response:

The exhibits were left blank intentionally.

Very Truly Yours,

/s/ Jeff Cahlon

XREE shareholders:

X Rail Enterprises, Inc., has just completed a note conversion and share exchange with Cowen Securities whereby Cowen converted their $2 million note in Las Vegas Railway Express, Inc. in exchange for a 9.9% interest in X Rail Enterprises, Inc. (OTC:PINK:XREE). As part of the agreement, Cowen agreed to waive the accrued interest of $400,000.

XREE is able to eliminate the $2 million debt liability on its balance sheet and recover approximately $800,000 in a derivative liability, which it can book as income for the quarter. Below is the current capitalization structure, taking in to account the effect of the shares issued to Cowen.

Share Structure	
Market Value	$386,490,067 a/o Apr 07, 2016

Authorized Shares	500,000,000 a/o Mar 01, 2016
Outstanding Shares	**184,043,185 a/o Apr 07, 2016**
Held at DTC	Not Available
Float	1,284
Par Value	Not Available
Transfer Agent(s)	Action Stock Transfer Corporation a/o Mar 01, 2016
Shareholders	
Shareholders of Record	**486 a/o Apr 07, 2016**
Financial Reporting/Disclosure	
Reporting Status	Alternative Reporting Standard
Audited Financials	Unaudited
Latest Report	Dec 31, 2015 Annual Report
CIK	1046008
Fiscal Year End	31-Dec
OTC Marketplace	OTC Pink Current
Profile Data	
SIC - Industry Classification	
Incorporated In:	WY, USA
Year of Inc.	1975
Employees	**7** a/o Mar 01, 2016
Company Officers/Contacts	
Michael Barron	CEO, President
Wayne Bailey	CFO

Our stock has traded in the range from a low of $1.08/share to a high of $2.10 since we took over control of the company in December 2016. There is very little volume at this time.

Business Description

X Rail Enterprises, Inc. is in the business of operating specialty gaming passenger rail service from metropolitan areas in the US to resort gaming/casino destinations. By combining rail transportation in a high end venue with casino players, XREE, through its wholly owned rail operations company, Las Vegas Railway Express, Inc., can deliver hundreds of gaming clients to its casino partners via an exclusive and unique experience on rails. The Company is planning to become a registered independent agent to function as a casino host and as such, may participate in the rider/player's casino activity. XREE plans to have its casino guests ride the exclusive train service and it manages the host activity of its guests throughout their stay in the resort/casino.

XREE has secured an exclusive operating license from Las Vegas Railway Express, Inc., in which it owns a majority stock position, Our first project is operating an exclusive charter passenger rail service between Los Angeles and Las Vegas. Service is expected to begin in July of this year.

The company owns a licensed IATIA travel agency, X Train Vacations www.xtrainvacations.com which books all of our charter excursion rail travel for passengers. We own 12 passenger cars which are scheduled to be refit in the Club X motif.

Sincerely,

Michael A. Barron
CEO/President

9

1/10/2017

Shareholders: This is a brief status update on our business.

Well, well, well, we certainly kicked the New Year off with a bang. On January 7th, we ran our first X Wine Railroad excursion from LA to Santa Barbara and then out to Los Olivos for wine tasting. Los Olivos is the "Napa Valley of Southern California". We carried a small group of 30 people on the train and out to the wineries for wine tasting and the tour was a smash! In the days & weeks to come, you will see more of this on social media as we open the region with the very first Wine Railroad tour in for real wine aficionados www.winerailroad.com As you may recall, this excursion is our first run and with others now scheduled, will become our training ground for our LA to Vegas project later this year. More on that in a minute. I've included a few shots of the trip & more on that will be posted to the website shortly. The product we have developed is a great opportunity to leverage our brand in Southern California in anticipation of our primary LA to Vegas run. We will be running a Valentines Day run from LA to Santa Barbara/Los Olivos on February 18th. Future runs will be focused around corporate events and special charters.

Regarding our LA to Vegas run, Joe won't let me say   about what we are really doing so you just have to trust me that it's happening. Please send $5 million dollars.

The initial train will consist of 10 cars and two locomotives comprising 503 passengers. Ticket prices range from $399 for coach to $699 per person for First Class. In addition, X Train will sell hotel occupancy, tours and ancillary services as part of a complete weekend comprehensive experience package. You will not be able to just buy a ticket on the train. You must buy one of our comprehensive tour packages.

Once the entitlement agreements with Amtrak are signed and the station lease executed, we will float a development capital raise to build the station, buy railcars, and add personnel for operations. We will keep you apprised of that issue. In addition, we will complete our audit this week and then file our Form 10 such that XREE will no longer be a PINK sheet company, but will be listed as a fully reporting 12g public company on the OTC:QB:XREE.

Stay tuned to our company events on our website www.xrailenterprises.com and to our LA Vegas run at www.vegasxtrain.com You can also see our excursion service to Los Olivos at www.winerailroad.com. Hope to see some of you on one of these excursions soon.

Sincerely,

    Michael A. Barron
CEO/Chairman

1/10/2017

Shareholders: This is a brief status update on our business.

Well, well, well, we certainly kicked the New Year off with a bang. On January 7th, we ran our first X Wine Railroad excursion from LA to Santa Barbara and then out to Los Olivos for wine tasting. Los Olivos is the "Napa Valley of Southern California". We carried a small group of 30 people on the train and out to the wineries for wine tasting and the tour was a smash! In the days & weeks to come, you will see more of this on social media as we open the region with the very first Wine Railroad tour in for real wine aficionados www.winerailroad.com As you may recall, this excursion is our first run and with others now scheduled, will become our training ground for our LA to Vegas project later this year. More on that in a minute. I've included a few shots of the trip & more on that will be posted to the website shortly. The product we have developed is a great opportunity to leverage our brand in Southern California in anticipation of our primary LA to Vegas run. We will be running a Valentines Day run from LA to Santa Barbara/Los Olivos on February 18th. Future runs will be focused around corporate events and special charters.

Regarding our LA to Vegas run, we have received a contract draft from the railroad the week after Christmas and are expecting the Amtrak agreement this week. Upon final review this month, we plan to execute these agreements and commence operations this year. We have targeted mid year as our start date. Our pacing item is the station here in Las Vegas. We plan to use the Plaza Hotel's property, which abuts the railroad right of way in downtown Las Vegas. Phase one (attached) will be a simple tented platform from which passengers may disembark directly into their waiting hotel busses.

The initial train will consist of 10 cars and two locomotives comprising 503 passengers. Ticket prices range from $399 for coach to $699 per person for First Class. In addition, X Train will sell hotel occupancy, tours and ancillary services as part of a complete weekend comprehensive experience package. You will not be able to just buy a ticket on the train. You must buy one of our comprehensive tour packages.

Once the entitlement agreements with Amtrak are signed and the station lease executed, we will float a development capital raise to build the station, buy railcars, and add personnel for operations. We will keep you apprised of that issue. In addition, we will complete our audit this week and then file our Form 10 such that XREE will no longer be a PINK sheet company, but will be listed as a fully reporting 12g public company on the OTC:QB:XREE.

Stay tuned to our company events on our website www.xrailenterprises.com and to our LA Vegas run at www.vegasxtrain.com You can also see our excursion service to Los Olivos at www.winerailroad.com. Hope to see some of you on one of these excursions soon.

Sincerely,

Michael A. Barron
CEO/Chairman

3/21/2017

Shareholders: This is a brief status update on our business.

We sure have been busy around here. To that end, you all know of our success in our first X Wine Railroad which ran on January 7th from LA to Santa Barbara/Los Olivos. It was our first and a huge success. Since then we sold out every subsequent run on February 18th, March 11th, April 1st (coming up) and are taking reservations for our double run on Mothers Day on May 13th & 14th. We are also looking at adding a third car to our tour so we can have more seating on each run. I have attached our press release we sent out today which speaks to this. We are busy and our plan is to first get to running & selling out weekends and then expanding to a few days during the week. The Napa Valley Wine Train runs every day and twice on the weekends and sells out. We believe we have a great opportunity to have a truly unique wine railroad experience. We plan to raise rates in the summer.

Joe Cosio-Barron and I are headed to Amtrak next week to sit down with Amtrak officials to hopefully finalize our agreement with them and with any luck, execute the document while we are there. We now have daily contact with Amtrak across their many departments for the purpose of tying in our system into their national timetable. The "X Train" from LA to Las Vegas will become a weekly regularly scheduled service with one run each week to start and moving up to 6 runs per week as demand dictates. You will be able to see our schedule, book tickets and our tour packages on the Amtrak timetable. This is a big deal. Everyone will see this. Our fingers are crossed that we can sign next week. We will let you know, for sure when it is done.

All this takes money and we have entered into an investment banking agreement with Merit Harbor Group www.meritharborgroup.com for an equity raise of $15 million with a green shoe of 20% to $18 million. The primary purpose for this is the acquisition of rail cars for our routes and the construction of our temporary station here in Las Vegas for the X train run later this year. Right now we have offers out on a three car set for the X Wine Railroad route to Santa Barbara, two private cars for LA to Vegas, a four car vintage set for LA to Vegas and an 8 car set for LA to Vegas and our second X Wine Railroad route in Sonoma County later this year. Altogether it totals about $15 million for 17 cars and is enough for us to deploy on our planned routes during 2017. These are in private ownership and are being sold by the owners. With the new directive from President Trump to slash costs at Amtrak, the long rail money losing routes are on the chopping block. For the private rail car industry, this is a disaster as the long routes are the cheapest way for these small overnight rail companies to operate. The costs of these routes are currently being subsidized by taxpayers, so they are being cut as part of a $2.4 billion cut plan at the DOT.

That's a winfall to us as the price of these private rail palaces are low as owners are now wanting to get out of the business. It doesn't affect us as we are not an overnight excursion with sleeper cars and as a regular service, we don't rely on any existing Amtrak long routes to pull our cars. We are looking at good deals everywhere. The offering gives us this ability to buy a fleet at low cost.

As some of you know, we have filed an S-1 registration statement with the SEC on March 14th, 2017 which will register most, if not all of your shares in XREE as freely trading. We have received our first set of comments from the SEC on the filing, which we have responded to. This process normally takes 90-120 days for the SEC to clear the filing.

As we roll into the offering next week with Merit Harbor and the solicitation process begins, several of you have asked if you could increase your position in the company. The answer is yes. For a limited time until Merit starts, probably a week, I am allowed to offer a "friends & family round" for investment in the company. This is purely a "thank you" round for many of you whom have stood with us during the difficult times and now that we are so close, and before the offering publishes a stock subscription of $1.00 per share and trading at $3.00 per share, you on this list can purchase a share of stock for 5 cents with a warrant exercisable at 15 cents. Minimum is $10,000 and the shares you purchase will be registered in the current S-1. Let me know of your interest. After Merit starts next week, it's gone.

Stay tuned to our company events on our website www.xrailenterprises.com and to our LA Vegas run at www.vegasxtrain.com You can also see our excursion service to Los Olivos at www.winerailroad.com. Hope to see some of you on one of these excursions soon.

Sincerely,

3/21/2017

Shareholders: This is a brief status update on our business.

First of all, I want to welcome the investors of Las Vegas Railway Express, Inc. (LVRE) as new shareholders of X Rail Entertainment, Inc. (XREE). As part of our repurchase of the LVRE royalty license, we offered the investors of LVRE a one time share exchange for XREE stock. About 100 shareholders in LVRE have agreed to trade LVRE shares for XREE shares and enjoy the economic benefit. We welcome you aboard here. A few of you haven't yet done so, and I encourage to the take the offer. Now all revenue associated with the X Train brand is 100% under one roof – XREE.

We also have changed our name from X Rail Enterprises, Inc. to X Rail Entertainment, Inc. Same stock symbol OTC:PINK:XREE. We did this to better reflect what the company does so the general public will better understand that we are a rail excursion business. Everything else remains the same. We are an entertainment company.

Activity abounds here at X Rail these days. We have been negotiating the agreement for our right to run our LA to Vegas excursion with Amtrak and we are pleased to report that we have finished the drafting of the agreement and it will be before the Amtrak Board of Directors for approval. We have engaged our DC lobbyists, BGR Group, who has done a magnificent job in marshaling the political support necessary to move this project along. Our company President, Joe Cosio-Barron, has deftly managed the negotiations with Amtrak as well as the Union Pacific Railroad during this process. A fine job of bringing this all together. We will wave the flag once Amtrak signs & let you all know.

We continue to enjoy success on our X Wine Railroad run from LA to Santa Barbara and to the wine tasting in Los Olivos California. We have hit a home run with the service here. www.xwinerailroad.com We have been selling the runs out on a once a month schedule and have been getting rave reviews. We have had such great success and so many inquiries for private events, that we are now moving the excursion to exclusively private events. We are now marketing to corporations, meeting planners, private parties, and the like. We have found that there is more margin in the upscale private excursion market for this service than in the retail ticket sales.

Our S-1 is still on file with the SEC and we have answered the first round of comments. We would expect this final review and approval would come in the next 30-45 days, although this clearance is entirely up to the SEC. Once cleared, we will once again become a fully reporting company and will be listed on the OTC:QB again under the symbol XREE.

Stay tuned to our company events on our website www.xrailenterprises.com and to our LA Vegas run at www.vegasxtrain.com You can also see our excursion service to Los Olivos at www.winerailroad.com. Hope to see some of you on one of these excursions soon.

Sincerely,

Michael A. Barron
CEO/Chairman

4/25/2016

Shareholders: This is a brief status update on our progress on running the train. On the 11th through the 14th, I traveled to DC to meet with our elected Nevada officials in order to garner their support in our project and to lend that support to Amtrak officials in an effort to move our project application along. In that endeavor, we retained the lobbyist services of BGR Group, based in Washington DC.

As you may know, we submitted our proposal to run charter service to Amtrak 15 months ago and had yet to receive a formal response as to the status of our request. I met with the representatives of Sen. Dean Heller, Congresswoman Dina Titus (D - NV), Gov. Brian Sandoval's office and the Chief of staff for Sen. Harry Reid. All were very supportive and several lodged formal written requests for an update on the status of our proposal.

While I was there, we received a notice from Amtrak officials that our proposal was being priced for the route and time requested and upon our acceptance of the pricing, we would be allowed to begin advance ticket sales. Amtrak has reached out to the Union Pacific Railroad as part of their charter logistics process. So war now scheduled to run July 29th - 31st as our first run. Times are still subject to change but needless to say, looks like we have broken the log jam. Amtrak could not be more accommodating.

We can now move forward with solidifying our F&B contracts, Station location downtown and are meeting with Boyd Gaming on the 9th of May to discuss a temporary station at Main Street Station. pretty cool location - perfect for us. We are in the process of receiving our Nevada Independent Casino Representative license from the Nevada Gaming Control Board. Joe Cosio-Barron will be our licensee. We have constructed our Club X Membership program (slide deck included) which allows us to profile the riders on the X Train and when we register them with the hotel/casino properties here in Las Vegas, we can earn revenue from their gaming activity. That is a new and very lucrative revenue stream. For those interested, we will be making tickets available on the July run in the next 30 days. This will be mostly invitation only and seating is limited on the first two runs to 300 people. Let me know if you wish to ride and I will get you the information.

On the capital structure, I am happy to report that XREE has concluded the elimination and conversion of all of its balance sheet debt in LVRE from over $1.3 million down to $200,000. All the convertible debt in LVRE was paid off at a 50% discount to the principal. Further, early this year, we were able to strike a great deal for both parties as Cowen Securities converted their loan of $2 million into shares of XREE common stock. We feel that is a real endorsement of their confidence in our program. Cohen has been a strong support from inception.

We should post our financials this week on XREE. With our capital structure in good order, we are going to launch our At the Market deal we have with Ascendiant for $7 million. This will provide working capital as we move into the operations phase. We are offering a small $250,000 bridge at attractive rates to friends and family to pay for the costs of becoming fully reporting again. We already have 25% in and I am now actively looking to finish up the rest shortly.

It's been a long road, but we are winning this battle. We have elected official support now and they are really behind us. Now, for execution. Thanks again for your support for without you, there would be no dream. - mb

Sincerely,

Michael A. Barron
CEO/President

5/6/2016

Shareholders: This is a brief status update on our progress on running the train.

Looks like we are having a very good week. As you may recall from our last update, we were working to get a more predictable and mechanical process in place with Amtrak for the processing of our charter applications. During the last 15 months, we had struggled to get clearance to run as the administrative process was unpredictable. I'm pleased to report that this issue has been resolved.

Senior officials at Amtrak reached into their organization and prioritized our project such that it could not only proceed, but that it would be streamlined to completion. We have had the best week yet in the history of the project with Amtrak and are refining our pricing and other route logistics in an expedient manner. This is a firm go. We are still on target for a July 29-31 initial run.

I will be in Flint Michigan next week to secure our rail car consist and with Boyd Gaming this Monda

Sincerely,

Michael A. Barron
CEO/President

5/16/2016

Shareholders: This is a brief status update on our progress on running the train.

I have attached the financial reports for the year end 2015 and the Q1 2016, for X Rail Enterprises, Inc. OTC:PINK:XREE. You will note several interesting things associated with these statements. First, we have shed all of the previous debt associated with Las Vegas Railway Express, Inc. having converted into equity or having paid off at a 50% discount to the principal, in excess of $3 million. This was a major achievement as the convertible debt and the secured debt in the company prevented new investment capital from finding its way into the business. With that gone, LVRE now has a much better balance sheet than it had before. We are looking at ways to utilize the net operating loss carry forward of $41 million as a way to offset taxes from the profitable operations of the X Train. Our accountants are studying that. All in all, we are in much better shape than we have been and were able to post earnings for FY 2015 of $492,867 and earnings for Q1 2015 of $692,622. Please review our financials on line at OTC Markets.com XREE.

We are doing quite well on the small financing we are doing for our previous investors. We are nearing 50% completed and have subscription requests that would take us to a full subscription, should they all come in. I expect we will be done by month end. This small offering gives our investors an opportunity to get a very good deal on a stock purchase of XREE stock. The price for a $10,000 unit is $0.10/share for 100,000 shares plus a warrant for 100,000 shares exercisable at $0.15 per share. Many of you have already subscribed. Thank you. If anyone is interested please let me know and I will send you the subscription documents.

That's all for now. Working on a lease for the station downtown and rail cars. More to come. –

Sincerely,

Michael A. Barron
CEO/President

6/1/2016

Shareholders and Friends: This is a brief status update on our progress on running the train and financial milestones met.

Gentlemen. We have received a contract from Amtrak to run our first X Train excursion from LA to Las Vegas on the weekend of July 29 -31 this year, which we plan to execute this week. That is 60 days away. We have completed the necessary logistics last week on our trip to Philadelphia with Amtrak and we expect to be released to start publicly marketing the service any day now. We have no open issues.

We have secured the train consist of six cars, which are all private cars of the vintage rail era. Each car is unique and for the first run, will be an exclusive VIP type service. Pictures of each car are enclosed. We will release tickets starting next week. As this will be a VIP only run, seating will be limited to invited guests only. Anyone who is interested in riding on this run, please let me know and I will try to accommodate you. The station in Las Vegas is the former Amtrak station at the Plaza Hotel, now under renovation for our use. The train will leave from Los Angeles Union Station on the morning of Friday, July 29th and arrive early afternoon in Las Vegas the same day. The return trip will depart from the Plaza Station and return to Los Angeles Sunday early evening. Invited guests will receive an electronic copy of their ticket along with a hard copy in the mail. Departure times are still being worked out, but will be posted as soon as finalized.

Invited guests will be comp'd for the run. We will be selling advance tickets for future runs for the remainder of the year from the train. There will be a reception dinner in Los Angeles for our guests and lots of on-board activity. There will be radio show interviews, TV interviews, newspaper media and elected officials on board. It should be quite the party.

We have successfully negotiated with the Class 1 railroads to run our service as a charter. We plan many of these with our X train brand, in the future. We have converted or paid off over $3.5 million in debt over the last year thus cleaning up the balance sheet. We have secured an equity line of credit (ATM) from Ascendiant Capital LLC for $7 million. We have a share price of $2.10/share and a market capitalization in excess of $300 million, which we have maintained for six months. We have built our call center and ticketing website www.vegasxtrain.com and are ready for business. We have our F&B vendors, security and on-board staff ready for this run and beyond. We are in the process of becoming a licensed representative by the Nevada Gaming Control Board so we can participate in the off train activity of our guests. We have formed our own club membership, Club X, which awards points and discount services to X Train members.

We have successfully completed our bridge financing round of $500,000. These funds allow us to seamlessly launch the X train on its inaugural run. Mr. Lamphere has stepped forward and completed the bridge financing for us along with others. At Mr. Lamphere's suggestion and endorsed by the Board, investors will now be offered an opportunity to invest in the "over allotment" in the bridge offering. This allows us to take in an additional $250,000 in subscriptions. We have re-set the terms of the offering as well, now that we have met our minimum subscription. The convertible notes in the offering will be re-priced at a conversion price of $0.05/share and the three year warrant exercisable at $0.10/share. The underlying shares in the notes carry a registration right, which will be granted upon exercise. Minimum subscription is $10,000 for one unit. The company is starting its audit in X rail Enterprises, Inc. and upon completion, we will be filing an S-1 document with the SEC and registering the underlying shares in the bridge. Those who have already purchased units in the offering, will have your notes adjusted to the new pricing. Anyone wishing to take advantage of this private offering, should do so now as we are holding it open only until the over allotment is filled.

For those who have invested before, and have seen that investment diminish while we did what we had to in order to stay alive, this offering is for you. Here is an example:

If you invested $100,000 in 2013, the value of that investment today in LVRE is $1,000

By investing an additional $10,000 in the XREE bridge, you acquire 200,000 shares of XREE stock which trades today at $2.10/share, bringing the total value of your portfolio in X Train to $421,000. For a 10% further investment, you would quadruple your original investment. Something to consider.

I have attached a subscription agreement, bridge financing disclosure statement and our Club X slide deck showing the railcars we will be using on the first run. Check out the private cars. If interested in subscribing, please let me know as soon as possible so I can get you in. First come first served.

Please consider this as a way for many of you to recoup any previous investment and improve your portfolio. Again, we have already met our financing requirements to operate the train. Any subscriptions in the "over allotment" are primarily directed to early investors who may have lost value in their initial investment.

Sincerely,

Michael A. Barron
CEO/President

6/15/2016

Shareholders and Friends: This is a brief status update on our progress on running the train.

Gentlemen. Last week we went to Los Angeles to view our rail cars we are going to use in our first run and for the subsequent runs we plan for this year. These cars are all privately owned and are available to us on lease by the owners. Each car has its own personality and environment. All of the cars were in service in the 50's and 60's and are maintained in excellent operating order. As our market is the high end player who comes to Las Vegas, looking for something new, the private exclusive atmosphere of these cars more than fits the bill. Attached is a slide deck of the consist we are starting with.

Each car has a different capacity from 22 people to 60, but all in incredible comfort. The pictures don't really do them justice. I guess you will just have to see for yourself when you ride the train in July. Speaking of that, we will be sending out invitations to you for the trip. Space is severely limited as we have several major sponsor and entertainment companies wishing to take as much space as we will give them. We have a total of six cars including one company car, the Acoma, and capacity for this run is only 209. I will be circulating the invitations to you soon, so please respond early if you are planning to ride.

We also visited a tasting of our food menu with our chef Kevin "Chevin" Lee. http://www.myworldonaplate.com Check out the website and you will see we are traveling in some fine company. I have attached pictures of the food tasting we did last Wednesday in Beverly Hills for your viewing. It is fantastic stuff.

We also engaged the services of DSM Las Vegas http://www.dsmlasvegas.com/lux/ to co-ordinate the high end marketing of the clientele we are having on the X train. Check out their website as well and they are thrilled to be a part of this iconic service. See you in July.

Michael A. Barron
CEO/President

7/1/2016

Shareholders: This is a brief status update on our progress on running the train.

Just a brief note as we head into our Fourth of July celebration. We have retained DSM Las Vegas as our marketing support company for the X train. www.dsmlasvegas.com They will be assisting us in creating the exclusive party atmosphere we want for the X train excursions. As we have a limited number of runs each year, we want to make them count and we have settled on a value rich package which DMS will assist us with. This coupled with our high end F&B solutions from World on a Plate, and we have a unique experience in the world of passenger train travel.

We believe that by showing that a high end product for passengers can make money, that we can open a whole new world of opportunities for X Train to export a similar service on other rail corridors in the US. Once we prove it here, moving the Club X style of service to other routes will be fairly mechanical.

So as we look ahead, we have our first X train run scheduled for the end of July and plan for several more after that this year. Have a happy fourth. See you soon

Sincerely,

Michael A. Barron
CEO/President

6/15/2016

Shareholders and Friends: This is a brief status update on our progress on running the train.

All: As you all are aware, today is the day we were scheduled to run our first run from LA to Las Vegas. That first run was rescheduled to September 9-11 due to a requested project review meeting in Omaha August 16 with Union Pacific Railroad, Amtrak and ourselves. We are under an NDA with all parties, so I'm not at liberty to discuss the subject matter but will share with you all as soon as that restriction is lifted. We view the meeting as a positive, although we have been delayed on our first run because of it. After conferring with Amtrak, we both feel a September 9-11 run date so close to the August 16 meeting date is just too short a time to adequately prepare for our run and so we have pushed the run date back to October 21 of this year.

Although we are all disappointed in the delay, we must admit that currently, the Company is closer than ever before to operating our trains on this iconic route. We have secured the necessary logistics to effect the run including our F&B chef My World on a Plate, Kevin Lee, Our rail car consist (see attached) with a 209 seat capacity which we have already engaged, our station train storage site just north of downtown, and our crew standing by to run. So, for now, we wait. We have waited this long so another 60 days is not the end of the world. We will keep you informed.

We have not been idle however. We are preparing to run a series of special events on the local state owned Nevada Southern Railway here in southern Nevada www.nevadasouthern.com. This gives us a small revenue source as well as allows us some operating time for training purposes for our own crews. We will be hosting murder mysteries and Midnight Supper Club mixers.

Michael A. Barron
CEO/President

10/6/2016

Shareholders: This is a brief status update on our business.

As we now head into the fall, we are once again asked to delay our X Train launch by the Class 1 railroads. This time, it's for a pretty good reason. I am under an NDA so I can't go into specifics, but suffice to say, if we can work out some logistical issues, we may stand to have a much more robust project than originally envisioned. At this point, we just need BNSF to bless it and we are good. Sorry to be so cryptic, but the rules are rules and I can't say anything more about this. What I can say is we have been ready to run trains since July until we were asked to wait. We have a suggested run date now of November 18, 2016. It's frustrating to be sure, but I think the rewards will be worth it. Stay tuned.

The rail business is a good investment these days and many investors are looking at it. In my recent meetings in New York last week, I was encouraged to search out rail assets which XREE could acquire. We are now looking at four opportunities, all in the passenger service arena, which we could acquire. Our Wall Street partners are eager to participate and fund these opportunities for us. My job is to bring forth a portfolio to present. More on this once we have some of these signed up.

You may have seen the stock price take a jump recently. As of this writing, it is trading at $4.00 per share. There is light trading of a couple of hundred shares per day and we may see some swings as we attempt to put some volume and trading into the stock. This is part of our plan to refile with the SEC to become fully reporting again in the next 60 days. We are conducting our two year audit on XREE and once completed, we can file our form 10 and we are set. We expect to file an S-1 shortly after that which will put our $7 million ATM (At The Market) facility with Ascendiant in play. That will fund several opportunities including any expenses on LA Vegas.

All in all, we are doing OK. Have taken in a few interested new investors and will probably solicit a few more until the ATM becomes active. We should start pushing out some news also as we move along. Pretty bright future, I think. I love working here.

Sincerely,

Michael A. Barron
CEO/Chariman

4/4/2016

XREE shareholders:

Let me be the first to welcome you to X Rail Enterprises, Inc. (OTC:PINK:XREE) www.xrailenterprises.com. If you are reading this, you have recently exchanged or sold your stock position in Las Vegas Railway Express, Inc. to X Rail Enterprises, Inc. So, let me tell you a little more about the company you now hold shares in, X Rail Enterprises, Inc. (XREE).

X Rail Enterprises, Inc. is a publicly traded company which trades on the OTC:PINK under the symbol XREE. XREE is not, nor never has been a "shell" company. It was originally formed in August of 1974 and has had several names but has been primarily a mining company. The previous shareholders wanted to be a private company and in December of last year, we negotiated the acquisition of the public vehicle from them, which I renamed X Rail Enterprises, Inc. All assets and liabilities associated with the mining enterprise were disposed of to the previous shareholders. The previous shareholders hold less than .1% of the capital stock in XREE today. In March of this year, we completed the share exchange with shareholders of Las Vegas Railway Express, Inc. Below are the Company details as listed on the OTC:PINK.

Share Structure	
Market Value	**$332,165,093 a/o Mar 29, 2016**
Authorized Shares	500,000,000 a/o Mar 01, 2016
Outstanding Shares	**158,173,854 a/o Mar 03,**

	2016
Held at DTC	Not Available
Float	1,284
Par Value	Not Available
Transfer Agent(s)	Action Stock Transfer Corporation a/o Mar 01, 2016
Shareholders	
Shareholders of Record	**485 a/o Dec 21, 2015**
Financial Reporting/Disclosure	
Reporting Status	Alternative Reporting Standard
Audited Financials	Unaudited
Latest Report	Dec 31, 2015 Annual Report
CIK	1046008
Fiscal Year End	31-Dec
OTC Marketplace	OTC Pink Current
Profile Data	
SIC - Industry Classification	
Business Status	Development Stage Company a/o Mar 01, 2016
Incorporated In:	WY, USA
Year of Inc.	1975
Employees	**7** a/o Mar 01, 2016
Company Officers/Contacts	
Michael Barron	CEO, President
Wayne Bailey	CFO

Our stock has traded in the range from a low of $1.08/share to a high of $2.10 since we took over control of the company in December 2016. There is very little volume at this time.

Business Description

X Rail Enterprises, Inc. is in the business of operating specialty gaming passenger rail service from metropolitan areas in the US to resort gaming/casino destinations. By combining rail transportation in a high end venue with casino players, XREE, through its wholly owned rail operations company, Las Vegas Railway Express, Inc., can deliver hundreds of gaming clients to its casino partners via an exclusive and unique experience on rails. The

Company is planning to become a registered independent agent to function as a casino host and as such, may participate in the rider/player's casino activity. XREE plans to have its casino guests ride the exclusive train service and it manages the host activity of its guests throughout their stay in the resort/casino.

XREE has secured an exclusive operating license from Las Vegas Railway Express, Inc., in which it owns a majority stock position, Our first project is operating an exclusive charter passenger rail service between Los Angeles and Las Vegas. Service is expected to begin in July of this year.

History

Las Vegas Railway Express, Inc. (LVRE), our subsidiary, has been at this project a long time and have invested millions of dollars in order to complete the project opportunity of running trains between Los Angeles and Las Vegas. Originally, we pursued a path to re-instate regular passenger service between the two cities. We were successful in getting the Union Pacific railroad to execute an agreement with us in November of 2012 to operate our X Train service on their line and shortly after, Amtrak agreed to operate the trains for us. We deposited $600,000 with Union Pacific as part of our contract to move forward. BNSF had originally agreed to allow us access, but as the economy was growing at the time, ended up denying regular service on their line over Cajon Pass in Southern California due to contention for train slots over the pass. LVRE turned to attempt to acquire smaller excursion passenger services and in 2014, we acquired the Santa Fe Southern RR in Santa Fe, New Mexico. We operated the railroad and were successful at attracting passengers and sold our interest in early 2015 to another short line operator. We now had gained hands on operating experience in operating a real passenger train.

Amtrak and LA to Vegas

In 2015, Congress passed new guidelines for Amtrak to follow, which revived our plans to run from LA to Las Vegas. They expanded their Charter Group and directed Amtrak to enter into Public Private Partnerships with companies like us. We have spoken to BNSF and UPRR in principal, to allow us to run as an Amtrak charter train on their line as long as we didn't exceed 8 runs per year. This was great news as now we had a clear path to run without having to go through a long and expensive process with the railroads, or so we thought.

In January of 2015 we hired an expert lawyer in charter services experience with Amtrak and submitted our first LA to Vegas request for service. Although we were told there was no issue with our request, we were told by administrators at Amtrak that we were in que and would have to wait our turn for consideration. We did that, checking in from time to time and getting the same answer. Frustrated, we hired a company, which had run over 200 charter train excursions with Amtrak over the previous 20 years to manage our application. The Friends of the 261 (www.261.com) went to work with their relationships with Amtrak to get us going. By September we still had no firm run date and were told Amtrak was working out logistics and to be patient. By this time, we had missed our planned year end New Year's Eve run event and had to scrub that event. We asked to run on February 14, Valentine's Day. No response. We submitted a new proposal on January 11, 2016 to run the last two weeks in March and the last two weeks in April. No response. We called a meeting and offered to pay in advance Amtrak's fees. No response. Finally in frustration, we hired the BGR Group out of DC, a Washington based lobbyist firm to send in their political power for a "top down" approach to the delay with Amtrak. We have received endorsements and effort from our Nevada elected officials who have requested an explanation from Amtrak as to the delay on our requests. They have submitted written requests for Amtrak to explain the delays. We await their response, but we feel it is a case of government bureaucracy just refusing to take on something new.

So, that is the Amtrak story. We are all confident that this time we will get results and we have yet a fourth request in to Amtrak to run in late July and then four more runs for the balance of the year. Cars are available to us to lease and our website is built to take ticket orders www.vegasxtrain.com and our F&B, on board, call center, station staff are all ready to go to work once the run date is approved.

Because of the inordinate delay, we were forced to seek a way to finance LVRE's operations, as their stock had been completely destroyed by short sellers during 2014. The cap structure was irrecoverable. By merging with XREE, we were able to lodge the business in a clean parent to LVRE, which could secure non-toxic financing in a clean capital structure. The delays by Amtrak caused us to seek capital that was very expensive in our LVRE equity and by moving underneath the XREE umbrella, we were able to provide all of you a reset on your original investments to either recover completely or mostly what you had in LVRE. With XREE in place, we were able to secure a $7 million equity line of credit from Ascendiant Capital Partners and once fully reporting again, I can register a portion of your shares in a piggyback registration and draw down on this line when we file an S-1 later this year.

Gaming and the way Forward

There is always some good out of adversity. In our case, the delays, although excruciating and costly, caused us to redefine the business model and create a much better business plan. When we were reduced from weekly service by BNSF to an eight times per year format, we hit on an obvious opportunity, which was obscured when we saw ourselves as providing a cool transportation vehicle. By becoming a licensed casino host with the Nevada Gaming Control Board, we are now to receive a share of our rider's gaming activity who ride our train. We are scheduled to carry 800 riders on each run. By targeting the potential rider as a casino player, we make more money off the gaming and club activity than we do from selling train tickets. We are not targeting "whales" but rather "big shots" who want to be treated like whales. We are targeting players who will generally lose between $5,000 to $10,000 a weekend. With the creation of Club X players club, riders get a multitude of discounts on all kinds of services offered here in Las Vegas. We also tie into the Players Club at our prime properties. Club X will profile its members for play activity and register our players with the casinos we book them into to track their gaming activity. This gaming activity is the primary revenue stream for us now supplemented by train tickets and ancillary services such as tours, rooms, golf, spa, dining and the clubs. We will be offering special Club X hosted events such as invitational golf tournaments, poker tournaments, sports outings and the like. We will run these eight times per year. Just like the casino comp plan, as our riders increase their level in Club X by their play at our host properties, travel and rooms, dining, golf ect. can all be free perks to our players. Our Club X cars will be palaces on wheels with the finest food and beverage service. Stepping into a Club X lounge on board the X train is like flying on your own personal private jet. Seating upgrades come with level of play. In short, we are now in the gaming business with a unique exclusive delivery mechanism…the train.

The company owns a licensed IATIA travel agency, X Train Vacations www.xtrainvacations.com which books all of our charter excursion rail travel for passengers. We own 12 passenger cars which are scheduled to be refit in the Club X motif.

Attached is our year end financial statement and our current 3/312016 quarterly statement. I have included a presentation of the business model for our company.

Sincerely,

Michael A. Barron
CEO/President